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                                           File No. 70-8803



                 CERTIFICATE OF NOTIFICATION

                          (Rule 24)

              SECURITIES AND EXCHANGE COMMISSION
                              BY
                  GRANITE STATE ENERGY, INC.


        In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the third quarter of 1996:


  1. Granite State Energy, Inc. (GS Energy), a New Hampshire Corporation was formed on April 22, 1996. The corporation was capitalized on June 21, 1996, when one thousand shares of GS Energy common stock were issued and sold to New England Electric System (NEES).


  2. As of September 30, 1996 NEES had purchased 1,000 shares of GS Energy common stock and made subordinated loans totaling $155,000 to GS Energy.


  3. As of September 30, 1996 GS Energy employed no permanent personnel and during the third quarter of 1996 there were no individuals assigned on a substantially full-time basis.


  4. During the third quarter of 1996, GS Energy recorded an accrual for revenues associated with kilowatt hours sold but not yet billed. Provided in Exhibit D is the detail to kilowatt hours sold by customer class.


  5. Attached in Exhibits A through C are a balance sheet as of September 30, 1996, income statement and statement of cash flow for the quarter ended September 30, 1996 and twelve months ended September 30, 1996.


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                  By: s/Howard W. McDowell
                                       _________________________
                                       Howard W. McDowell
                                       Treasurer

  Date: November 27, 1996